FOR IMMEDIATE RELEASE

For More Information Contact:

The Singapore Fund, Inc.

John O’Keefe

Telephone: (800) 933-3440 or (201) 915-3054

www.daiwast.com / okeefej@daiwastc.com

Aberdeen Asset Management PLC

James Thorneley

Telephone: 011 44 20 7463 6323

www.aberdeen-asset.us / Investor.Relations@aberdeen-asset.com

THE SINGAPORE FUND, INC. ANNOUNCES RESULTS OF ANNUAL MEETING OF STOCKHOLDERS INCLUDING NEW INVESTMENT MANAGEMENT AGREEMENT WITH ABERDEEN ASSET MANAGEMENT ASIA LIMITED AND ELECTION OF DIRECTORS

Philadelphia, August 4, 2011 — The Singapore Fund, Inc. (NYSE: “SGF”), a closed-end management investment company seeking long-term capital appreciation through investment primarily in Singapore Equity Securities (the “Fund”), held its Annual Meeting of Stockholders (the “Meeting”) on August 4, 2011.  The holders of approximately 80% of the shares entitled to vote were present in person or represented by proxy at the Meeting, constituting a quorum.

Shareholder Approval of Investment Management Agreement

The Fund announced today that, at the Meeting, its shareholders approved a new Investment Management Agreement (the “Investment Management Agreement”) between the Fund and Aberdeen Asset Management Asia Limited.  The Investment Management Agreement will be effective on August 6, 2011 and on that date the Singapore Equities team lead by Hugh Young of Aberdeen Asset Management Asia Limited will become the Fund’s Portfolio Manager.

Aberdeen Asset Management Asia Limited is a subsidiary of Aberdeen Asset Management PLC (“Aberdeen”).  Aberdeen is the parent company of an asset management group (the “Aberdeen Group”) managing assets for both institutional and private clients from offices around the world.  The Aberdeen Group has managed U.S. registered closed-end funds since December of 2000 and has more than $280 billion in assets under management as of June 30, 2011.

Aberdeen Asset Management Asia Limited, located in Singapore since 1992, serves as head office of Aberdeen’s Asian operations with additional investment professionals in company offices in Sydney, Bangkok, Kuala Lumpur, Hong Kong and Tokyo. All portfolios are managed on a team approach overseen by Hugh Young, Managing Director of Aberdeen Asset Management Asia Limited.  Mr. Young and his team oversee more than 150 Asian-based employees and he is a regular commentator for the financial media. He graduated with a BA (Hons) in politics from Exeter University.

One-Time Tender Offer

The Fund reiterates the announcement that the Board of Directors approved in principal a one-time tender offer (the “Tender Offer”) to repurchase up to 25% of its outstanding shares at up to 99% of NAV, subject to regulatory and other confirmations. The Tender Offer will be made on the terms and subject to the conditions to be determined by the Board of Directors and set forth in an Offer Notice and related Letter of Transmittal.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Tender Offer will be made only by an Offer Notice, a related Letter of Transmittal and other documents which will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO. Stockholders of the Fund should read the Offer Notice and tender offer statement on Schedule TO and related exhibits, as they will contain important information about the Tender Offer.

Election of Directors

The Fund also announced today that, at the Meeting, Messrs. Martin J. Gruber and Richard J. Herring were elected as Class II directors of the Fund to serve for a term expiring on the date on which the Annual Meeting of Stockholders is held in the year 2014.  Mr. Moritz A. Sell was elected as a Class III director of the Fund and appointed by the Board as Independent Chairman, to serve for a term expiring on the date on which the Annual Meeting of Stockholders is held in the year 2012.

There were no other matters considered or voted upon at the Meeting.

Closed-end funds, unlike open-end funds are not continuously offered. Closed end funds generally have a one-time initial public offering and then shares are subsequently traded on the secondary market through one of the stock exchanges. The investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost.  Shares of closed end funds may trade above (a premium) or below (a discount) the net asset value of the fund’s portfolio.  Shares of closed-end funds frequently trade at a discount from the net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.

International investing entails special risk considerations, including currency fluctuations, lower liquidity, economic and political risks, and differences in accounting methods; these risks are generally heightened for emerging market investments.

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